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Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

	Year Ended Dec. 29, 2007	Year Ended Dec. 30, 2006	Year Ended Dec. 31, 2005	Year Ended Jan. 1, 2005	Year Ended Jan. 3, 2004
Income before income tax expense	$28,465	$17,535	$13,240	$5,421	$24,687
Add:
Fixed charges	54,105	44,840	42,964	49,285	42,964

Income as adjusted	$82,570	$62,375	$56,204	$54,706	$56,946

Fixed charges:
Interest expense (including amortization and write off of debt issuance costs)	$52,688	$43,481	$41,767	$48,148	$31,205
Portion of rents representative of the interest factor	1,417	1,359	1,197	1,137	1,054

Fixed charges	$54,105	$44,840	$42,964	$49,285	$32,259

Ratio of earnings to fixed charges	1.5x	1.4x	1.3x	1.1x	1.8x

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  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollar Amounts in Thousands)